H-LINES FINANCE HOLDING CORP.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

August 24, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ms. Johanna V. Losert

    Re:  H-Lines Finance Holding Corp. (the “Registrant”)

       Registration Statement on Form S-4

       File No. 333-123682

Dear Ms. Losert:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective as soon as practicable.

Notwithstanding the foregoing, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “SEC”) or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, the SEC shall not be foreclosed from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert such action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 24, 2005

Please notify André Weiss of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2431 as soon as possible as to the date and time the Registration Statement has been declared effective pursuant to this acceleration request.

H-LINES FINANCE HOLDING CORP.

By:	/S/ M. MARK URBANIA
M. Mark Urbania Vice President and Chief Financial Officer

cc: André Weiss, Schulte Roth & Zabel LLP